UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 24)*

The Denali Fund Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24823A102

(CUSIP Number)

Stephen C. Miller, Esq.

2344 Spruce Street, Suite A

Boulder, CO 80302

(303) 444-5483

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24823A102

1.	Names of Reporting Persons or I.R.S. Identification Nos. of above persons (entities only) Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or I.R.S. Identification Nos. of above persons (entities only) Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or I.R.S. Identification Nos. of above persons (entities only) Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or I.R.S. Identification Nos. of above persons (entities only) Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 24823A102

1.	Names of Reporting Persons or I.R.S. Identification Nos. of above persons (entities only) Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 24 to Statement on Schedule 13D

This Amendment No. 24 (this “Amendment”) further amends the statement on Schedule 13D (“Schedule 13D”) relating to the Common Stock, $.0001 par value per share (the “Shares”), of The Denali Fund Inc., a Maryland corporation (the “Company”).  Items 4 and 5 of this statement, previously filed by the Lola Brown Trust No. 1B (the “Lola Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), Susan L. Ciciora Trust (the “Susan Trust”), and the Stewart West Indies Trust (the “West Indies Trust”) as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 4.                                                         Purpose of Transaction.

No change except for the addition of the following:

Pursuant to that certain Agreement and Plan of Reorganization (the “Agreement”), dated as of March 5, 2015, by and among the Company, Boulder Growth & Income Fund, Inc. (“BIF”), Boulder Total Return Fund, Inc. (“BTF”) and First Opportunity Fund, Inc. (“FOFI”), the Company, BTF and FOFI reorganized into BIF on March 20, 2015 (the “Reorganization”).

Pursuant to the Agreement, BIF acquired all of the assets and liabilities of the Company in exchange for common shares of BIF.  The Reorganization occurred based on the relative net asset values (“NAV”) of the Company, BIF, BTF and FOFI as of the close of regular trading on the New York Stock Exchange on March 20, 2015.  At such time, the Company reported net assets of $108,819,429.37 and a NAV per share of $26.18 and BIF reported net assets of $273,608,352.67 and a NAV per share of $10.73. As such, holders of the Company’s Shares received 2.439214 BIF shares for each Company Share owned.  Fractional shares were paid in cash.  As a result of the Reorganization, the Reporting Persons no longer own any Company Shares.

Item 5.                                                         Interest in Securities of the Issuer.

No change except for the addition of the following:

(a) - (b)   In connection with the Reorganization, as of March 20, 2015, the Reporting Persons are no longer beneficial owners or no longer deemed to be beneficial owners (as the case may be), of any Company Shares.

(c)               Except for the transactions described in Item 4, there were no transactions in Company Shares effected by the Reporting Persons during the sixty (60) days prior to March 20, 2015.

(e)                                                   On March 20, 2015, the Reporting Persons ceased to beneficially own more than 5% of the Company’s Shares.

Item 7.                                                         Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
A	Joint Filing Agreement, dated as of March 30, 2015, by and among Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust and Stewart R. Horejsi.

B	Agreement and Plan of Reorganization, dated as of March 5, 2015, by and among Boulder Growth & Income Fund, Inc., Boulder Total Return Fund, Inc., The Denali Fund Inc. and First Opportunity Fund, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2015

/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr as President of Alaska Trust Company, trustee of the Lola Brown Trust No. 1B, Mildred B. Horejsi Trust, Susan L. Ciciora Trust and the Stewart West Indies Trust